FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA FURTHER SHARPENS FOCUS THROUGH AGREEMENT WITH GENZYME FOR
RARE DISEASE MEDICINE CAPRELSA

AstraZeneca today announced that it has entered into a definitive agreement with Genzyme to divest Caprelsa® (vandetanib), a rare disease medicine.

Caprelsa was granted Orphan Drug Designation by the US FDA in 2005 and is currently available in 28 countries for the treatment of aggressive and symptomatic medullary thyroid carcinoma, with global product sales of $48 million in 2014.

Under the terms of the agreement, Genzyme will pay AstraZeneca up to $300 million, including an upfront payment of $165 million to acquire the global rights to sell and develop Caprelsa, and further development and sales milestone payments of up to $135 million. The transaction does not include the transfer of any AstraZeneca employees or facilities. As an asset divestment, upfront receipt and any subsequent payments will be reported in Other Operating Income in the Company's financial statements.

Luke Miels, Executive Vice President, Global Product & Portfolio Strategy and Corporate Affairs, AstraZeneca, said: "Caprelsa is a rare disease therapy and the divestment to Genzyme, an expert leader in endocrinology, demonstrates our commitment to ensure patients continue to have access to this medicine while we sharpen our focus on key disease areas."

Genzyme's President and CEO, David Meeker, MD, said: "The addition of Caprelsa represents a strong strategic fit for our rare endocrinology portfolio and underscores Genzyme's commitment to addressing unmet needs in the thyroid community. We look forward to bringing our rare disease expertise to appropriate patients with advanced stage thyroid carcinoma."

The divestment transaction is subject to closing conditions, including the receipt of antitrust clearance from the US Federal Trade Commission. The transaction is expected to complete in the second half of 2015 and does not impact AstraZeneca's financial guidance for 2015.

About Genzyme, a Sanofi Company

Genzyme has pioneered the development and delivery of transformative therapies for patients affected by rare and debilitating diseases for over 30 years. We accomplish our goals through world-class research and with the compassion and commitment of our employees. With a focus on rare diseases and multiple sclerosis, we are dedicated to making a positive impact on the lives of the patients and families we serve. That goal guides and inspires us every day. Genzyme's portfolio of transformative therapies, which are marketed in countries around the world, represents groundbreaking and life-saving advances in medicine. As a Sanofi company, Genzyme benefits from the reach and resources of one of the world's largest pharmaceutical companies, with a shared commitment to improving the lives of patients. Learn more at www.genzyme.com. Genzyme® is a registered trademark of Genzyme Corporation. All rights reserved.

About Sanofi
Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients' needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 20 7604 8030
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Ayesha Bharmal	UK/Global	+44 20 7604 8034
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+ 1 302 885 6351

Investor Enquiries
UK
Thomas Kudsk Larsen		+44 20 7604 8199	+44 7818 524185
Eugenia Litz	Respiratory, Inflammation and Autoimmunity	+44 20 7604 8233	+44 7884 735627
Nick Stone	Cardiovascular and Metabolic Disease	+44 17 6326 3994	+44 7717 618834
Karl Hård	Oncology	+44 20 7604 8123	+44 7789 654364
Craig Marks	Infection, Neuroscience and Gastrointestinal Disease	+44 20 7604 8591	+44 7881 615764
Christer Gruvris		+44 20 7604 8126	+44 7827 836825
US
Dial / Toll-Free		+1 301 398 3251	+1 866 381 7277

27 July 2015
-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 July 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary